EXHIBIT 99.2



                            DEGOLYER AND MACNAUGHTON
                        4925 GREENVILLE AVENUE, SUITE 400
                                ONE ENERGY SQUARE
                               DALLAS, TEXAS 75206








                                APPRAISAL REPORT
                                      AS OF
                                DECEMBER 31, 2002
                                       ON
                                 PROVED RESERVES
                                       OF
                               CERTAIN PROPERTIES
                                    OWNED BY
                             DENBURY RESOURCES INC.

                                    SEC CASE

                                         TABLE OF CONTENTS


                                                                                                      PAGE

FOREWORD...........................................................................................      1
  Scope of Investigation...........................................................................      1
  Authority........................................................................................      2
  Source of Information............................................................................      2
CLASSIFICATION OF RESERVES.........................................................................      4
ESTIMATION OF RESERVES.............................................................................      7
VALUATION OF RESERVES..............................................................................      9
SUMMARY AND CONCLUSIONS............................................................................     12

                            DEGOLYER AND MACNAUGHTON
                        4925 GREENVILLE AVENUE, SUITE 400
                                ONE ENERGY SQUARE
                               DALLAS, TEXAS 75206


                                APPRAISAL REPORT
                                      AS OF
                                DECEMBER 31, 2002
                                       ON
                                 PROVED RESERVES
                                       OF
                               CERTAIN PROPERTIES
                                    OWNED BY
                             DENBURY RESOURCES INC.

                                    SEC CASE




FOREWORD
--------

Scope of Investigation
----------------------

     This report presents an appraisal, as of December 31, 2002, of the extent and value of the proved crude oil, condensate, natural gas liquids, and natural gas reserves of certain properties owned by Denbury Resources Inc. (Denbury). The reserves estimated in this report are located in Louisiana, Mississippi, Texas, and offshore from Louisiana and Texas. The properties appraised are listed in detail in related report entitled "Appraisal Report as of December 31, 2002 on Certain Properties owned by Denbury Resources Inc. SEC Case."

     Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2002. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Denbury after deducting royalties and interests owned by others.

     This report also presents values that were estimated for proved reserves using initial prices and costs provided by Denbury. Prices are related to NYMEX prices of $31.20 per barrel and $4.79 per million British thermal units (MMBtu). No escalation has been applied to prices and costs. A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

     Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating costs, compression charges, and the estimated expenses of direct supervision, but do not include that portion of general administrative costs sometimes allocated to production. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported.

     Estimates of oil, condensate, natural gas liquids, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority
---------

     This report was prepared at the request of Mr. Ronald T. Evans, Senior Vice President Reservoir Engineering, Denbury.

Source of Information
---------------------

     Data used in the preparation of this report were obtained from Denbury, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon information furnished by Denbury with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

CLASSIFICATION OF RESERVES

     Petroleum reserves included in this report are classified by degree of proof as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. The petroleum reserves are classified as follows:

     Proved oil and gas reserves - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful  testing  by a  pilot  project,  or  the  operation  of  an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

     Proved developed oil and gas reserves - Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Proved undeveloped reserves - Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

ESTIMATION OF RESERVES
----------------------

     Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

     When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

     Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

     For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

     In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

     The gas reserves included herein are reported as sales gas. Sales gas is defined as that gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. All gas volumes are expressed at a temperature base of 60 degrees Fahrenheit ((degree)F) and at the legal pressure base of the state or area in which the reserves are located. Condensate reserves estimated herein are those to be recovered by conventional lease separation. Natural gas liquids reserves are estimated to be those attributable to the leasehold interests appraised based on historical yield information.

     In the preparation of this study, as of December 31, 2002, gross production estimated to December 31, 2002, was deducted from gross ultimate recovery to arrive at the estimate of gross reserves. In some fields, this required that the production rates be estimated for up to 3 months, since production data from certain properties were available only through September 2002.

     At the request of Denbury, data available from wells drilled on the appraised properties through January 22, 2003, were used to prepare the estimates shown herein. New wells drilled and logged after December 31, 2002, are the OCS G 18863 Block A 9 well JA 2, in North Padre Island Block A-9 field, and the Oak Estates 2 well in Lake Gero North field. Both wells were logged early in January 2003. The reserves attributable to these wells are classified as proved undeveloped.

     The table below presents estimates of the proved reserves, as of December 31, 2002, of the properties appraised, expressed in barrels (bbl) or thousands of cubic feet (Mcf):

                                   OIL AND        NATURAL GAS         TOTAL
                                 CONDENSATE         LIQUIDS          LIQUIDS              GAS
                                    (BBL)            (BBL)            (BBL)              (MCF)
                               ---------------- ----------------  --------------- ----------------

Gross Reserves
Developed Producing                 55,039,125          815,950       55,855,075      220,064,172
Developed Nonproducing              29,431,993          174,936       29,606,929      138,692,724
Undeveloped                         43,378,603          287,625       43,666,228      110,949,144
                               ---------------- ----------------  --------------- ----------------

TOTAL GROSS                        127,849,721        1,278,511      129,128,232      469,706,040

Net Reserves
Developed Producing                 40,285,349          442,495       40,727,844       96,136,096
Developed Nonproducing              21,541,648          128,240       21,669,888       46,675,748
Undeveloped                         34,671,539          134,101       34,805,640       58,135,629
                               ---------------- ----------------  --------------- ----------------
TOTAL NET                           96,498,536          704,836       97,203,372      200,947,473

VALUATION OF RESERVES
---------------------

     Revenue values in this report were estimated using the initial prices and costs provided by Denbury. Future prices were estimated using guidelines established by the Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB).

     In this report, values for proved reserves were based on projections of estimated future production and revenue prepared for these properties.

     The following assumptions were used for estimating future prices and costs:

     Oil and Condensate Prices

          Oil and condensate prices were calculated using differentials furnished by Denbury for each lease to a NYMEX price of $31.20 per barrel and held constant thereafter. The weighted average price over the lives of the properties was $28.78 per barrel.

     Natural Gas Liquids Prices

          Natural gas liquids prices were calculated using the 2002 average ratio to the NYMEX price of $31.20 per barrel. These prices were held constant over the lives of the properties.

     Natural Gas Prices

          Natural gas prices were calculated for each lease using differentials furnished by Denbury to a NYMEX price of $4.79 per MMBtu and held constant thereafter. The weighted average price over the lives of the properties was $4.96 per thousand cubic feet.

     Operating and Capital Costs

          Current operating and capital costs, based on information provided by Denbury, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than current costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

     The future revenue to be derived from the production and sale of the proved reserves, as of December 31, 2002, of the properties appraised is estimated as follows:


                                                               PROVED
                                         ----------------------------------------------------
                                            DEVELOPED        DEVELOPED                            TOTAL
                                            PRODUCING       NONPRODUCING      UNDEVELOPED         PROVED
                                         ---------------------------------------------------------------------

Future Gross Revenue, $                    1,607,099,117        864,422,870    1,315,554,606    3,787,076,593
Production and Ad Valorem Taxes, $            61,776,745         32,873,032       42,930,347      137,580,124
Operating Costs, $                           441,454,158        160,089,796      305,069,080      906,613,034
Capital Costs, $                              20,604,511         42,907,557      204,756,464      268,268,532
Future Net Revenue*, $                     1,083,263,703        628,552,485      762,798,715    2,474,614,903
Present Worth at 10 Percent*, $              734,804,064        333,971,626      357,444,166    1,426,219,856

* Future income taxes have not been taken into account in the preparation of these estimates.

     Timing of capital expenditures and the resulting development of production were based on a development plan provided by Denbury.

     In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15, and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however, that (i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

     To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

SUMMARY AND CONCLUSIONS
-----------------------

     Denbury owns working and royalty interests in certain properties located in Louisiana, Mississippi, Texas, and offshore from Louisiana and Texas. The estimated net proved reserves of the properties appraised, as of December 31, 2002, are summarized as follows, expressed in barrels (bbl) or thousands of cubic feet (Mcf):


                                  OIL AND        NATURAL GAS         TOTAL
                                 CONDENSATE        LIQUIDS          LIQUIDS            GAS
                                   (BBL)            (BBL)            (BBL)            (MCF)
                               ---------------  ---------------  ---------------  --------------

Net Reserves
Developed Producing                40,285,349          442,495       40,727,844      96,136,096
Developed Nonproducing             21,541,648          128,240       21,669,888      46,675,748
Undeveloped                        34,671,539          134,101       34,805,640      58,135,629
                               ---------------  ---------------  ---------------  --------------
TOTAL                              96,498,536          704,836       97,203,372     200,947,473

     The estimated revenue and costs attributable to Denbury's interests in the proved reserves, as of December 31, 2002, of the properties appraised under the aforementioned assumptions concerning future prices and costs are summarized as follows:


                                                               PROVED
                                         ----------------------------------------------------
                                            DEVELOPED        DEVELOPED                            TOTAL
                                            PRODUCING      NONPRODUCING       UNDEVELOPED        PROVED
                                         --------------------------------------------------------------------

Future Gross Revenue, $                    1,607,099,117       864,422,870     1,315,554,606   3,787,076,593
Production and Ad Valorem Taxes, $            61,776,745        32,873,032        42,930,347     137,580,124
Operating Costs, $                           441,454,158       160,089,796       305,069,080     906,613,034
Capital Costs, $                              20,604,511        42,907,557       204,756,464     268,268,532
Future Net Revenue*, $                     1,083,263,703       628,552,485       762,798,715   2,474,614,903
Present Worth at 10 Percent*, $              734,804,064       333,971,626       357,444,166   1,426,219,856

     * Future income taxes have not been taken into account in the preparation of these estimates.

     All gas volumes in this report are expressed at a temperature base of 60 (degree)F and at the legal pressure base of the state or area in which the reserves are located.

                                          Submitted,



                                          /s/ DeGolyer and MacNaughton
                                          DeGOLYER and MacNAUGHTON
SIGNED:  March 19, 2003









                                          /s/ James W. Hail
                                          --------------------------------------
                                          James W. Hail, Jr., P.E.
                                          Executive Vice President
                                          DeGolyer and MacNaughton